Brian F. Link, Esq. Managing Director and Managing Counsel T +1-617-662-1504 Brian.link@statestreet.com State Street Corporation One Congress Street Boston, MA 02114-2016 statestreet.com

April 26, 2024

VIA EDGAR CORRESPONDENCE FILING

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Mr. David Matthews

Re:	Litman Gregory Funds Trust (File Nos.: 333-10015 and 811-07763)

Ladies and Gentlemen:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Mr. David Matthews of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 18, 2024, with respect to the Registrant’s Post-Effective Amendment No. 137 (the “Amendment”), filed on February 29, 2024, which sought review by the Commission of a revised prospectus and a revised statement of additional information with respect to the change in name and principal strategies and the addition of a new sub-advisor on the iMGP SBH Focused Small Value Fund (the “Small Value Fund”), and to reflect various other non-material changes. The new name of the Small Value Fund is the iMGP Small Company Fund (the “Fund”).

The Staff’s comments are set forth below in bold typeface for your reference. Capitalized terms have the same meaning ascribed to them in the Amendment unless otherwise indicated. Changes noted below will be reflect in the Registrant’s Post-Effective Amendment No. 141, expected to file on or about April 29, 2024. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure. The Registrant further acknowledges that comments apply throughout the Amendment unless otherwise noted. We have consulted with the Registrant and Fund Counsel in preparing and submitting this response letter.

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The Registrant’s responses to the Staff’s comments are as follows.

1.	Please provide a completed fee and expense table and include a description of how other expenses are reasonably estimated for the current fiscal year.

Comment accepted in part. Below is the completed fee and expense table and related example. Other expenses were not estimated for the current fiscal year.

Annual Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Institutional Class
Management Fees(1)	0.80%
Distribution and or Service (12b-1) Fees	None

Other Expenses	0.43%

Total Annual Fund Operating Expenses(1)	1.23%
Fee Waiver and/or Expense Reimbursement(2)	(0.08)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(1), (2)	1.15%

(1)

“Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” do not correlate to the corresponding ratios included in the Small Company Fund’s Financial Highlights because the management fees for the Fund were reduced effective April 29, 2024 and were not in effect for the previous fiscal year.

(2)

iM Global Partner Fund Management, LLC, (formerly, Litman Gregory Fund Advisors, LLC) (“iM Global” or the “Advisor”), the advisor to the Small Company Fund, has contractually agreed to limit the Small Company Fund’s operating expenses (excluding any taxes, interest, brokerage commissions, borrowing costs, dividend expenses, acquired fund fees and expenses and extraordinary expenses) through April 30, 2025 to an annual rate of 1.15% for the Institutional Class (the “Operating Expense Limitation”). This agreement may be renewed for additional periods not exceeding one (1) year and may be terminated by the Board of Trustees (the “Board”) of Litman Gregory Funds Trust (the “Trust”) upon sixty (60) days’ written notice to iM Global. iM Global may also decline to renew this agreement by written notice to the Trust at least thirty (30) days before the renewal date. Pursuant to this agreement, iM Global may recoup reduced fees and expenses only within three (3) years from the end of the month in which the reimbursement took place, provided that the recoupment does not cause the Fund’s annual expense ratio to exceed the lesser of (i) the expense limitation applicable at the time of that fee waiver and/or expense reimbursement or (ii) the expense limitation in effect at the time of recoupment.

Example

This example is intended to help you compare the cost of investing in the Small Company Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Small Company Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Small Company Fund’s operating expenses remain the same. The cost for the Small Company Fund reflects the net expenses of the Small Company Fund that result from the contractual expense limitation in the first year only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Institutional Class	$117	$380	$665	$1,479

2.	Please describe the reason the Advisor determined to waive a portion of its management fee and describe how that impacts the overall management fee of the Fund.

Comment acknowledged. The Registrant confirms that the Advisor has not contractually agreed to waive a portion of its management fee for the Fund. The Registrant has corrected related disclosure from the

Amendment. The Advisor has contractually agreed to limit the Fund’s operating expenses (excluding any taxes, interest, brokerage commissions, borrowing costs, dividend expenses, acquired fund fees and expenses and extraordinary expenses) through April 30, 2025 to an annual rate of 1.15% for the Institutional Class (the “Operating Expense Limitation”).

3.	Please describe the reasons and circumstances that it was determined to be in the best interests of Fund shareholders to allocate assets to multiple sub-advisors.

Comment acknowledged. The Advisor believes that adding Polen Capital Management, LLC (“Polen Capital”) as a Sub-Advisor to the Fund will complement the current Sub-Advisor managing the value sleeve of the portfolio. Polen Capital will manage the growth sleeve of the portfolio. The Advisor believes that this will allow the Fund to capture both value and growth companies in the small cap segment of the market. This change also adds capacity to the Fund in that by adding a second manager with a different focus, the Fund could grow beyond the Advisor’s projections of growth with only one sub-advisor managing a value strategy. The Advisor further believes that by changing the Fund to a blend fund and adding a second sub-advisor, the shareholder base will broaden, new channels will be added for investors to access the Fund and assets will potentially increase. As assets increase, certain expenses will decrease as they are spread across a larger asset base. In addition, the management fee of the Fund was lowered from 1.00% to 0.80%.

4.	Please include in the Prospectus a description of what is meant by “Growth” Investment Style and “Value” Investment Style.

Comment accepted. The Registrant confirms that the following disclosure has been added to the “Principal Strategies” and “Investment Objectives and Principal Investment Strategies” sections:

A “growth investing” strategy involves identifying securities for the Fund that the sub-advisor expects to have above-average potential for growth in revenue and earnings. A “value investing” strategy involves identifying securities for the Fund that the sub-advisor believes are underpriced relative to comparable securities, determined by price/earnings ratios, cash flows or other measures.

5.

The Staff notes that the revised prospectus has removed Value Stock Risk as a principal risk factor of the Fund. Because 50% of Fund assets will continue to be allocated to a Sub-Advisor that pursues a value investment strategy, consider reinstating Value Stock Risk. Please also consider adding Growth Investing Risk as a principal risk factor because 50% of Fund assets will be allocated to a Sub-Advisor that pursues a growth investment strategy.

Comment accepted. The Registrant confirms that the following principal risks have been added under the Item 4 and Item 9 principal risk sections.

Value Stock Risk. Value stocks are stocks of companies that may have experienced adverse business or industry developments or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the manager, undervalued. The value of a security believed by the manager to be undervalued may never reach what is believed to be its full (intrinsic) value, or such security’s value may decrease.

Growth Investing Risk. Growth stocks, as a group, may be out of favor with the market and underperform value stocks or the overall equity market. Growth stocks are generally more sensitive to market movements than other types of stocks primarily because their prices are based heavily on the future expectations of the economy and the stock’s issuing company.

6.

Under the “Principal Strategies” section, the Registrant states that “A sub-advisor may invest up to 15% of the Small Company Fund’s net assets in the securities of foreign companies, including those located in emerging markets.” Please confirm whether each sub-advisor may investment up to 15% of its target allocation of assets in the securities of foreign companies or whether a total of 15% of the Fund’s net assets may be invested in the securities of foreign companies.

Comment accepted. The Registrant confirms that up to 15% of the Fund’s nets assets may be invested in the securities of foreign companies, including those located in emerging markets. The Registrant has modified disclosure as follows:

~~A sub-advisor may invest~~ Up to 15% of the Small Company Fund’s net assets may be invested in the securities of foreign companies, including those located in emerging markets.

7.

Under the “Performance” section, the Registrant states that “Before April 29, 2024, the Fund was managed with a different investment strategy and may achieve different performance results under its current investment strategy from the performance shown for periods before that date.”Please consider clarifying that only the investment strategy changed effective April 29, 2024 and not the investment objective of the Fund.

Comment accepted. The Registrant has revised the disclosure in the section under the heading “Performance” as follows:

Before April 29, 2024, the Fund was managed with the same investment objective but with a different investment strategy and may achieve different performance results under its current investment strategy from the performance shown for periods before that date.

8.

Under the “Investment Objectives and Principal Investment Strategies” section, the Registrant states that the Fund may have a concentration of investments in certain sectors. Later in that section, the Registrant states that it may focus on certain sectors. Please consider clarifying this disclosure to be consistent.

Comment accepted. The Registrant has revised the disclosure in this section under the heading “Investment Objectives and Principal Investment Strategies” as follows:

The Small Company Fund invests in the securities of smaller companies that the sub-advisors to the Small Company Fund (the “managers” or “sub-advisors”) believe have strong appreciation potential. Under normal market conditions, the Small Company Fund invests at least 80% of its net assets, in securities of small-sized U.S. companies, as measured by market capitalization at the time of acquisition. This investment policy may be changed by the Board without shareholder approval, but shareholders would be given at least 60 days’ notice if any change occurs. The Fund may focus its ~~Concentration of~~ investments in certain sectors – including, but not limited to, the industrial sector ~~– may occur~~ from time to time as a result of the implementation of the Small Company Fund’s investment strategy by the managers. The industrial sector consists of companies that produce capital goods used in manufacturing, resource extraction and construction. The extent of the Fund’s focus on certain sectors will change over time and may shift to other sectors, based on the sub-advisors’ ongoing evaluation of the Fund’s holdings and of potential investments that meet the Fund’s investment mandate.

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Please direct any further comments or questions regarding this response letter to the undersigned at (617) 821-5257.

Very truly yours,

/s/ Brian F. Link

Brian F. Link

cc: iM Global Partner Fund Management, LLC

David A. Hearth, PAUL HASTINGS LLP

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